September 17, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	athenahealth, Inc. Filed on Form S-1 Registration No. 333-143998
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement, we wish to advise that between September 6, 2007 and the date hereof 9,005 copies of the Preliminary Prospectus dated September 6, 2007 were distributed as follows: 6,367 to 4 prospective underwriters; 2,435 to 2,435 institutional investors; 135 to 2 prospective dealers; 5 to 5 to individuals; 9 to 3 rating agencies and 54 to 20 others.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. on September 19, 2007 or as soon thereafter as practicable.
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Very truly yours,
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Piper Jaffray & Co.
Jefferies Broadview, a division of Jefferies & Company, Inc.
As Representatives of the Several Underwriters

By:	Goldman, Sachs & Co.

By:	/s/ Goldman, Sachs & Co.

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Palma Mazzolla

Name: Palma Mazzolla
Title: Authorized Signatory